UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRUSTFEED CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898391107

(CUSIP Number)

Brett Rosen

c/o Trustfeed Corp.

10940 Wilshire Blvd, Suite 705

Los Angeles, California 90024

(213) 616-0011

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	898391107

1.	Names of Reporting Person: CWR 1, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO, WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Items 2 and 5)
	8.	Shared Voting Power: 100,437,591 (1)(2) (see Items 2 and 5)
	9.	Sole Dispositive Power: 0 (see Items 2 and 5)
	10.	Shared Dispositive Power: 90,437,591 (1)(3) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,437,591 (1)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 82.9%
14.	Type of Reporting Person (See Instructions): CO

(1)	The ownership of the Issuer’s shares held by CWR 1, LLC, a Delaware limited liability company (“CWR1”) may be deemed to be indirectly beneficially owned by (i) Daniel Gordon and (ii) Brett Rosen by nature of their respective relationship to CWR1 (described under Item 2 of this Schedule 13D and the matters described within Item 3, Item 4 and Item 5 of this Schedule 13D).
(2)	Includes (i) 90,437,591 shares of common stock, par value $0.001 per share (the “Common Stock”) and (ii) 10,000,000 votes represented by 500,000 shares of Series A Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of the Issuer, of which CWR1 is the record holder.
(3)	Excludes 500,000 shares of the Preferred Stock of the Issuer.

CUSIP No.	898391107

1.	Names of Reporting Person: Daniel Gordon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Items 2 and 5)
	8.	Shared Voting Power: 100,437,591 (1) (see Items 2 and 5)
	9.	Sole Dispositive Power: 0 (see Item 5)
	10.	Shared Dispositive Power: 90,437,591 (2) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,437,591 (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 82.9%
14.	Type of Reporting Person (See Instructions): IN

(1)	Includes (i) 90,437,591 shares of Common Stock and (ii) 10,000,000 votes represented by 500,000 shares of Preferred Stock, of the Issuer, of which CWR1 is the record holder.
(2)	Excludes 500,000 shares of Preferred Stock of the Issuer.
(3)	Daniel Gordon is the majority shareholder of GLD Management, Inc., the general partner of GLD Partners, LP (“GLDLP”), affiliates of which own CWR1, and, as such, may be deemed to beneficially own shares held directly by CWR1.

CUSIP No.	898391107

1.	Names of Reporting Person: Brett Rosen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 0 (see Items 2 and 5)
	8.	Shared Voting Power: 100,437,591 (1) (see Items 2 and 5)
	9.	Sole Dispositive Power: 0 (see Items 2 and 5)
	10.	Shared Dispositive Power: 90,437,591 (2) (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,437,591 (2)(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 82.9%
14.	Type of Reporting Person (See Instructions): IN

(1)	Includes (i) 90,437,591 shares of Common Stock and (ii) 10,000,000 votes represented by 500,000 shares of Preferred Stock, of the Issuer, of which CWR1 is the record holder.
(2)	Excludes 500,000 shares of the Preferred Stock of the Issuer.
(3)	Brett Rosen is the President of CWR1 and has certain equity participation rights and interests in affiliates of GLDLP and, as such, may be deemed to beneficially own shares held directly by CWR1.

Item 1. Security and Issuer

This report on Schedule 13D (this “Report”) relates to the issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), of Trustfeed Corp., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 10940 Wilshire Blvd, Suite 705, Los Angeles, California 90024.

Item 2. Identity and Background

This Report is being jointly filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by (i) CWR 1, LLC, a Delaware limited liability company (“CWR1”), (ii) Daniel Gordon (“Gordon”) and (iii) Brett Rosen (“Rosen” and together with CWR1 and Gordon, collectively, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of all securities reported in this Report except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

The business address for the Reporting Persons is 10940 Wilshire Blvd, Suite 705, Los Angeles, California 90024.

CWR1 was created in 2021 for the purpose of acquiring and holding certain assets on behalf of affiliates of GLD Partners, LP (“GLDLP”), and acts as a holding entity for GLDLP’s investments in the Company. GLDLP’s principal business is to make investments in certain businesses, asset types and securities.

Gordon is the majority shareholder of GLD Management, Inc., the general partner of GLDLP, affiliates of which own CWR1.

Rosen is the President of CWR1 and has certain equity participation rights and interests in affiliates of GLDLP.

During the past five years, neither the Reporting Persons nor any of the managers or officers of CWR1 (to Reporting Persons’ knowledge as of the time of filing this Report) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Persons and any managers or officers of CWR1 (to Reporting Persons’ knowledge as of the time of filing this Report) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Gordon and Rosen are citizens of the United States of America. CWR1 is a limited liability company organized under the laws of the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration

In connection with the transactions contemplated by that certain Stock Purchase Agreement (the “SPA”), dated December 22, 2023, whereby Fastbase, Inc. (“Fastbase”), (a) the record and beneficial owner of (i) 90,437,591 shares of the common stock, par value $0.001 per share (the “Common Stock”) of the Company, representing approximately 83% of the Company’s issued and outstanding Common Stock (the “Common Shares”), and (ii) 500,000 shares of the Series A Convertible Preferred Stock, par value $.001 per share, of the Company (the “Preferred Stock”), representing 100% of the Company’s issued and outstanding shares of Preferred Stock (the “Preferred Shares” and, with the Common Shares, the “Transferred Shares”), sold the Transferred Shares to CWR1 for aggregate consideration of $350,000 (collectively referred to as the “Transaction”).

Funds utilized to complete the Transaction were provided by CWR1 out of working capital for investment purposes and for the purpose of effecting a change of control of the Company in anticipation of a future transaction involving the Company. Such future transaction may result in the acquisition of one or more business, companies or asset classes, including but not limited to, intellectual property assets.

Item 4. Purpose of Transaction

Reference is made to Item 3, which is hereby incorporated by reference.

On or about December 29, 2023, the Company’s sole member (the “Sole Director”) of the Board of Directors (the “Board”), by written consent, adopted resolutions to increase the size of the Board by one member and appointed Rosen as a director to fill the newly-formed vacancy. Also on December 29, 2023, the Sole Director resigned as a member of the Board, subject to the waiting period described in Rule 14f-1 of the Securities Exchange Act of 1934, as amended.

The Company plans to reduce the amount of its authorized capital stock and effect a name change and symbol change of the Company that will require an amendment to the Company’s charter.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of this Report and due to the relationship between the Reporting Persons, the Reporting Persons beneficially own (i) 90,437,591 shares of Common Stock, which number of shares represents approximately 82.9% of the outstanding Common Stock based on 109,138,049 shares of Common Stock issued and outstanding as of December 29, 2023 and (ii) 500,000 shares of Preferred Stock, each such share having 20 votes and which number of shares represents 100% of the outstanding Preferred Stock and approximately 8.4% of the outstanding voting securities of the Company. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

(b)	Reporting Persons may be deemed to have shared power to vote or direct the vote of an aggregate of 100,437,591 shares of Common Stock owned by CWR1. Reporting Persons may be deemed to have shared power to dispose or direct the disposition of an aggregate of 90,437,591 shares of Common Stock owned by CWR1.

(c)	Except as described in Item 3, which is hereby incorporated by reference, Reporting Persons have not effected any transaction in Common Stock or other voting securities of the Company in the past 60 days.

(d) and (e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4, which are hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Stock Purchase Agreement dated December 22, 2023.

Exhibit 99.1	Joint Filing Agreement, dated January 9, 2024, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2024

CWR 1, LLC

By:	/s/ Brett Rosen
Name:	Brett Rosen
Title:	President

/s/ Daniel Gordon
Name:	Daniel Gordon

/s/ Brett Rosen
Name:	Brett Rosen